UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69654

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/19___ AND ENDING ___09/30/20___
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Zanbato Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___711/715 N. Shoreline Blvd.___
(No. and Street)

Mountain View   CA   94043
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory L. Wright   (201) 747-6223
                                                                 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___EisnerAmper LLP___
(Name - if individual, state last, first, middle name)

One California, Suite 1700   San Francisco   CA   94111
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Zanbato Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and
Regulation 1.10 under the
Commodity Exchange Act
September 30, 2020

Zanbato Securities LLC
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
    under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
    Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
    Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
    applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
    Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
    Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
    Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
    the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





AFFIRMATION

I, Knut Nicolai Sand, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Zanbato Securities LLC at September 30, 2020, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

____
Signature

CEO
____
Title

Subscribed and sworn
to before me

SEE BELOW
____

NINA RANDALL
Notary Public - California
Santa Clara County
Commission # 2305759
My Comm. Expires Oct 16, 2023

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 23RD day of NOVEMBER 20 20,
by KNUT NICOLAI SAND
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature______________________________

EISNERAMPER

EisnerAmper LLP
One California Street, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2015.

EisnerAmper LLP

EISNERAMPER LLP
San Francisco, California
December 11, 2020



Zanbato Securities LLC

Statement of Financial Condition
September 30, 2020

Assets

Cash	$ 2,202,959
Accounts Receivable	758,744
Prepaid expense and other assets	10,925
Total assets	$ 2,972,628

Liabilities and Member's Equity

Liabilities

Commission payable	$ 600,048
Accrued expenses	104,415
Total liabilities	704,463
Member's equity	2,268,165
Total liabilities and member's equity	$ 2,972,628

See accompanying notes to the financial statement.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2020

1. **Organization and Business**

   Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is an indirect subsidiary of Zanbato Inc.(the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA) and the National Futures Association ("NFA").

   The Company's operations consist of maintaining an alternative trading system for private placement of securities. It also includes private placement of securities, underwriting or being a selling group participant on a best efforts or firm commitment basis, chaperoning the efforts of foreign broker-dealers related to private placements, investment banking services associated with mergers and acquisitions and referral services with third-party broker-dealers.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Revenue Recognition
   The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company follows a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the Company satisfies a performance obligation. In determining the transaction price, the Company may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

   Fair Value of Financial Instruments
   At September 30, 2020, the carrying value of the financial instruments, such as prepaid and other assets, accounts receivable, accounts payable and accrued expenses approximate fair value due to the nature of their short-term maturities.

   Cash
   All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Zanbato Securities LLC

2. Summary of Significant Accounting Policies (continued)

Accounts Receivable

Receivables from clients are stated at the amount management expects to collect from outstanding balances. On a periodic basis, management evaluates its receivables and provides for probable uncollectible amounts through a charge to operations and a credit to an allowance for doubtful accounts based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to allowance for doubtful accounts and a credit to receivables from clients.

Income Taxes

The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At September 30, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. Transactions with related parties

The Company has entered into an Expense Sharing Agreement ("ESA") with its Ultimate Parent whereby the Ultimate Parent is to provide office support services, administrative support services, compensation, excluding commissions, payroll taxes and benefits, and general consulting services at no charge to the Company. The ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties. The value of such services paid by the Ultimate Parent was approximately $3,276,000. The Ultimate Parent does not charge these expenses to the Company and does not intend to seek reimbursement of such expenses

As of September 30, 2020, the Company owed $6,392 to the Ultimate Parent for regulatory fees that were paid by the Ultimate Parent on the Company's behalf.

4. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. At September 30, 2020, the Company had net capital of $2,098,544 which exceeded the required net capital by $1,998,544.

The Company does not handle cash or securities on behalf of customers and therefore it is not impacted by Rule 15c3-3.

5. **Indemnifications**

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

6. **Risks and Uncertainties**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible governmental advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7. **New Accounting Pronouncement**

In June 2016, the FASB issued ASU 2016-13, Accounting for Financial Instruments — Credit Losses (Topic 326). ASU 2016-13 requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Currently, GAAP requires an "incurred loss" methodology that delays recognition until it is probable a loss has been incurred. Under the new standard, the allowance for credit losses must be deducted from the amortized cost of the financial asset to present the net amount expected to be collected. The income statement will reflect the measurement of credit losses for newly recognized financial assets as well as the expected increases or decreases of expected credit losses that have taken place during the period. This provision of the guidance requires a modified retrospective transition method with a cumulative-effect adjustment in retained earnings upon adoption. This guidance is effective for the Company on October 1, 2020, and the Company adopted this guidance on that date. The impact of this guidance was not material to the Company.

8. **Subsequent events**

The Company had evaluated events or transactions that may have occurred since October 1, 2020 through December 11, 2020. In October 2020, the Company made a capital distribution of $1,688,544 to its Ultimate Parent. There were no other material subsequent events that would require disclosure in the Company's financial statements.